Exhibit 99.1

Silicon Motion Announces Appointment of Nelson S. Duann as Senior Vice President of Marketing and R&D

NEWS RELEASE

TAIPEI, Taiwan and MILPITAS, Calif., November 1, 2018 – Silicon Motion Technology Corporation (Nasdaq:SIMO) (“Silicon Motion” or the “Company”) announced effective today, Nelson S. Duann has been appointed Senior Vice President of Marketing and R&D, reporting to Wallace Kou, President and CEO of Silicon Motion. Nelson S. Duann replaces Frank Chang, VP of R&D, as he retires after 17 years of service to the Company.

“Frank has been an invaluable member of our management team for more than 17 years and has helped shaped our technology and product development to enable us to become the global leader in memory controllers. We wish him well in his retirement,” said Wallace Kou, President and CEO of Silicon Motion. “With Nelson’s deep technical expertise and his long dedication to our company, he is the natural choice to lead our R&D team. There are tremendous growth opportunities ahead for Silicon Motion and I am confident that under Nelson’s leadership, our R&D team will continue to execute and deliver the best-in-class solutions for our customers.”

Nelson S. Duann became the Company’s Senior Vice President in charge of our marketing and OEM business for mobile storage in July 2015. He joined Silicon Motion in August 2007 as a product marketing director and R&D team leader. Mr. Duann has almost 20 years of experience in the semiconductor industry in product design, development and marketing. Prior to Silicon Motion, he worked for Sun Microsystems Inc., focusing on UltraSPARC microprocessor projects. He has an MS in Communications Engineering from National Chiao Tung University in Taiwan and an MS in Electrical Engineering from Stanford University.

About Silicon Motion:

We are the global leader in supplying NAND flash controllers for solid state storage devices and the merchant leader in supplying SSD controllers. We have the broadest portfolio of controller technologies and our controllers are widely used in embedded storage products such as SSDs and eMMCs, which are found in smartphones, PCs, commercial and industrial applications. We ship over 750 million NAND controllers annually and have shipped over five billion NAND controllers in the last ten years, more than any other company in the world. We also supply specialized high-performance hyperscale data center and industrial SSD solutions. Our customers include most of the NAND flash vendors, storage device module makers, and leading OEMs. For further information on Silicon Motion, visit us at www.siliconmotion.com.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including without limitation, statements about Silicon Motion’s currently expected third quarter of 2018 and full year 2018 expectations of revenue, gross margin and operating expenses, all of which reflect management’s estimates based on information available at this time of this press release. While Silicon Motion believes these estimates to be meaningful, these amounts could differ materially from actual reported amounts for the third quarter of 2018 and full year 2018. Forward-looking statements also include, without limitation, statements regarding trends in the semiconductor or consumer electronics markets and our future results of operations, financial condition and business prospects. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to the unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers; general economic conditions or conditions in the semiconductor or consumer electronics markets; decreases in the overall average selling prices of our products; changes in the relative sales mix of our products; changes in our cost of finished goods; the payment, or non-payment, of cash dividends in the future at the discretion of our board of directors and any announced planned increases in such dividends; the effect, if any, on the price of our ADS as a result of the implementation of the announced share repurchase program; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in our customers’ products; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions; any potential impairment charges related to businesses previously acquired or divested in the future; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on April 30, 2018. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact:	Investor Contact:

Jason Tsai	Selina Hsieh
Senior Director of IR and Strategy	Investor Relations
E-mail: jtsai@siliconmotion.com	E-mail: ir@siliconmotion.com

Media Contact:

Sara Hsu
Project Manager
E-mail: sara.hsu@siliconmotion.com

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